UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

FAIRCHILD SEMICONDUCTOR INTERNATIONAL, INC.

(Name of Subject Company)

FAIRCHILD SEMICONDUCTOR INTERNATIONAL, INC.

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

303726103

(CUSIP Number of Class of Securities)

Paul D. Delva

Senior Vice President, General Counsel and Secretary

3030 Orchard Parkway

San Jose, California 95134

(408) 822-2000

(Name, address and telephone numbers of person authorized to receive notice and communications on behalf of the persons filing statement)

With copies to:

David C. Karp

Ronald C. Chen

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

(212) 403-1000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

The information set forth under Items 1.01, 5.02, 5.03 and 8.01, of the Current Report on Form 8-K filed by Fairchild Semiconductor International, Inc. on November 18, 2015 (including all exhibits attached thereto and incorporated therein by reference), is incorporated herein by reference.

Important Information

The tender offer for the outstanding common stock of Fairchild referred to in this document has not yet commenced. This document is not an offer to purchase or a solicitation of an offer to sell shares of Fairchild’s common stock. The solicitation and the offer to purchase shares of Fairchild’s common stock will only be made pursuant to an offer to purchase and related materials that ON Semiconductor intends to file with the Securities and Exchange Commission (the “SEC”). At the time the tender offer is commenced, ON Semiconductor will file a Tender Offer Statement on Schedule TO with the SEC, and soon thereafter Fairchild will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. STOCKHOLDERS OF FAIRCHILD ARE ADVISED TO READ THE SCHEDULE TO (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BEFORE MAKING ANY DECISION WITH RESPECT TO THE TENDER OFFER BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO.

Investors and stockholders may obtain free copies of the Schedule TO and Schedule 14D-9, as each may be amended or supplemented from time to time, and other documents filed by the parties (when available), at the SEC’s web site at www.sec.gov or by contacting Fairchild’s Investor Relations Department either by telephone at (207) 775-8660 or by e-mail at investor@fairchildsemi.com.

Forward-Looking Statements

This communication may contain “forward-looking statements.” Words such as “anticipates,” “estimates,” “expects,” “projects,” “forecasts,” “intends,” “plans,” “will,” “believes” and words and terms of similar substance used identify forward-looking statements. These forward-looking statements are based on management’s current expectations and beliefs about future events. As with any projection or forecast, they are inherently susceptible to uncertainty and changes in circumstances. Past financial or operating performance is not necessarily a reliable indicator of future performance and you should not use our historical performance to anticipate results or future period trends. Except as required by law, we are under no obligation to, and expressly disclaim any obligation to, update or alter any forward-looking statements whether as a result of such changes, new information, subsequent events or otherwise. Various factors could adversely affect our operations, business or financial results in the future and cause our actual results to differ materially from those contained in the forward-looking statements, including those factors discussed in detail in the “Risk Factors” sections contained in our Annual Report on Form 10-K for the year ended December 28, 2014 filed with the SEC as well as, among other things: (1) the ability to obtain the necessary regulatory approvals, (2) the satisfaction of the conditions to the consummation of the proposed transaction, (3) the timing of the completion of the proposed transaction and (4) the potential impact of the announcement or consummation of the proposed transaction on our important relationships, including with employees, suppliers and customers.